Exhibit 99.2

PowerBank Appoints Andrew van Doorn as President & Chief Operating Officer

Toronto, Ontario, February 18, 2026 — PowerBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103) (“PowerBank” or the “Company”), a leader in North American energy infrastructure development and asset ownership, today announced the promotion of Andrew van Doorn, P. Eng, to President. Mr. van Doorn will continue to serve as the company’s Chief Operating Officer, expanding his leadership role as PowerBank accelerates its strategic growth initiatives across North America.

Mr. van Doorn has over 28 years of executive leadership experience in engineering and construction in the renewable energy and utility sectors, with over 200 MW of solar projects completed throughout his distinguished career. As former Chairman of the Canadian Solar Industries Association (CANSIA), Mr. van Doorn is a recognized expert in the management, operations, and construction of solar photovoltaic systems. He is a Professional Engineer, designated in the province of Ontario.

Beyond his extensive solar expertise, Mr. van Doorn brings deep technical knowledge in Battery Energy Storage Systems (BESS) and utility-scale electrical infrastructure. His engineering background extends across a broad spectrum of power generation and distribution infrastructure, with significant experience in utility distribution work and electrical engineering gained through positions at Valard and Quanta Services, leading North American electrical contractors specializing in power transmission, distribution, and renewable energy integration. His hands-on experience with utility-scale electrical systems, transmission and distribution networks, and grid interconnection provides PowerBank with critical capabilities as the company expands. This comprehensive understanding of grid-connected infrastructure and energy storage technologies, combined with proven project execution abilities, positions him uniquely to guide PowerBank’s expanding BESS portfolio and data center power solutions while enabling the company to deliver integrated energy solutions that combine solar generation, energy storage, and advanced grid services.

“Andrew has been instrumental in driving PowerBank’s operational excellence and commercial success,” said Dr. Richard Lu, CEO of PowerBank Corporation. “His promotion to President reflects his exceptional leadership, deep industry expertise, and the critical role he plays in advancing our strategic vision. As we continue to expand our renewable energy portfolio and enter new markets including space-based infrastructure and advanced data centers, Andrew’s proven track record of delivering complex solar projects and his extensive relationships across the industry position PowerBank for sustained growth and success.”

Mr. van Doorn’s extensive solar experience includes developing and constructing 32 MW of community solar projects in Minnesota, 28 MW of projects built or under construction in New York State, and 20 MW of ground mount systems in Ontario. His portfolio also features 140 MW of rooftop solar installations spread across 600 sites in Ontario, including over 500 schools. Notably, Mr. van Doorn led the development of North America’s largest school rooftop solar portfolio at the Toronto District School Board, with installations at over 350 sites.

“I am honored to take on this expanded role at such a pivotal time for PowerBank and the power industry,” said Andrew van Doorn. “Our team has built an exceptional foundation with our solar and battery storage infrastructure capabilities. I look forward to working with Richard and the entire PowerBank team to capitalize on the growth opportunities ahead as we help address the increasing demand for reliable energy solutions across North America and beyond.

Throughout his career, Mr. van Doorn has held leadership positions at several prominent renewable energy companies, contributing a wealth of technical and commercial expertise to PowerBank. His background combines deep engineering knowledge with proven business development capabilities, making him uniquely qualified to guide the company’s strategic initiatives as it expands its renewable energy portfolio and pursues innovative infrastructure projects.

In his role as President and Chief Operating Officer, Mr. van Doorn will continue to oversee PowerBank’s commercial operations, project development, and strategic partnerships while providing executive leadership for the company’s operational and growth strategies. His promotion comes as PowerBank continues to advance its development pipeline of over 1 GW of renewable energy projects.

The Company also announces that that Ms. Tracy Zheng will move to the role and title of Executive Vice President, Corporate Development.

ATM Update

The Company also announced that it has entered into an equity distribution agreement (the “Distribution Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”), Research Capital Corporation (“RCC”), Research Capital USA Inc. (together with Wainwright and RCC, the “Agents”) to renew the at-the-market equity program (the “ATM Program”). There can be no assurance that the Company will issue and sell any common shares under the ATM Program. The timing of any sales and the number of shares sold, if any, will depend on a variety of factors to be determined by the Company.

The Company may issue up to $50,000,000 USD of common shares of the Company (the “Offered Shares”) from treasury under the ATM Program. The Offered Shares will be issued by the Company to the public from time to time, through the Agents, at the Company’s discretion. The Offered Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Since the Offered Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The Company intends to use the net proceeds from any sales of Offered Shares under the ATM Program, if any, to advance the Company’s business objectives and for general corporate purposes, including, without limitation, funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions.

Sales of Offered Shares, if any, will be made through the Agents in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions and an “at-the-market offering” as defined in Rule 415(a)(4) under the United States Securities Act of 1933, as amended, on the Cboe Canada Inc. (“Cboe”) and the Nasdaq Stock Market, or any other applicable “marketplace” for the common shares in Canada. The Company is not obligated to make any sales of Offered Shares under the Distribution Agreement. Unless earlier terminated by the Company or the Agent as permitted therein, the Distribution Agreement will terminate upon the date that the aggregate gross sales proceeds of the Offered Shares sold under the ATM Program reaches USD $50,000,000.

The Company will pay the Agents a commission of up to 3.0% of the gross offering proceeds from each sale of Offered Shares and has agreed to provide the Agents with customary indemnification and contribution rights. The Company will also reimburse the Agents for certain specified expenses in connection with the entering into and performance of the Distribution Agreement.

The ATM Program is being made in Canada pursuant to a prospectus supplement dated February 17, 2026 (the “Prospectus Supplement”) to the Company’s final short form base shelf prospectus dated May 7, 2025 (the “Base Prospectus”), and in the United States pursuant to a prospectus supplement dated February 17, 2026 (the “U.S. Prospectus Supplement”) to the Company’s final base shelf prospectus contained in the Company’s effective registration statement on Form F-10 (File No. 333-287070) (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”). Prospective investors should read the Base Prospectus, the Prospectus Supplement and other documents the Company has filed with the SEC (some of which are incorporated by reference into the Base Prospectus and the Prospectus Supplement) for more complete information about the Company and the ATM Program, including the risks associated with investing in the Company.

Copies of the Prospectus Supplement, Base Prospectus and Distribution Agreement are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and copies of the U.S. Prospectus Supplement and the Registration Statement are available on the SEC’s website at www.sec.gov. Alternatively, the Agents will send copies of the relevant documents to investors upon request by contacting RCC by mail at Research Capital Corporation, 1075 West Georgia Street, Suite 1920, Vancouver, British Columbia V6E 3C9, by email at schiu@researchcapital.com or by telephone at (778) 373-4088.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About PowerBank Corporation

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built.

To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, “projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements including statements with respect to the Offered Shares sold under the ATM Program; the use of proceeds from any such sale of Offered Shares; the use by the Company of the ATM Program; future development, production, cash flow and other anticipated or possible future developments of the Company’s business, the Company’s development pipeline, as well as those listed under “Forward-Looking Statements” and “Risk Factors” in the Base Prospectus of the Company dated May 7, 2025, and other public filings of the Company. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: tracy.zheng@powerbankcorp.com

Phone: 416.494.9559

Source: PowerBank Corporation